Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330-682-1010
Fax:		330-682-4644

For Immediate Release: July 22, 2009


National Bancshares Corporation Announces Second Quarter Earnings

Net income for the quarter ended June 30, 2009 was $454,000, a decrease of 11.7% compared to $514,000 for the same period in 2008. Basic and diluted earnings per share were $0.21 for the second quarter of 2009, compared to $0.23 for the second quarter of 2008. Earnings for the quarter were negatively impacted by an increase in FDIC assessment rates and a special FDIC assessment to restore the Deposit Insurance Fund. In the second quarter the cost for FDIC insurance increased from $7,000 in 2008 to $279,000 in 2009. For the first six months the cost of FDIC insurance increased $381,000 from $14,000 in 2008 to $395,000 in 2009.

Other Second Quarter Highlights:

~ Net interest income for the quarter ended June 30, 2009 was $3,016,000, an increase of 9.2% compared to $2,763,000 for the same period in 2008 and an amount greater than each of the previous eighteen quarters.

~ Noninterest income increased 45.6% to $753,000 for the quarter ended June 30, 2009, from $517,000 for the three months ended June 30, 2008.

~ Noninterest expense increased 16.7% to $2,945,000 for the three months ended June 30, 2009, from $2,524,000 for the same period in 2008. The increase was due primarily to the FDIC assessment expense during the quarter.

~ Income from the sale of mortgage loans increased to $122,000 in the second quarter 2009 compared to $49,000 in the second quarter 2008.

~ The Bank opened a temporary full-service office in Fairlawn, Ohio in May, 2009. The office is staffed by four business bankers and one
Corporate Services Specialist, who are focused on the sale of Business Financial Services in Summit and Cuyahoga counties.


First Half of 2009 Highlights:

~ Net income increased 2.2% for the first six months of 2009 to $1,027,000 or $0.47 per basic and diluted earnings per share from $1,005,000 or $0.46 per basic and diluted earnings per share for the six months ended
June 30, 2008.

~ Net interest income for the first half of 2009 increased 9.1% or $502,000 to $6,009,000 from $5,507,000 in the first half of 2008.

~ Noninterest income increased 26.1% to $1,398,000 for the six months ended June 30, 2009, from $1,109,000 for the six months ended June 30, 2008.

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Orrville, Ohio ~ National Bancshares Corporation, the holding company for
First National Bank, reported net income of $454,000 for the quarter ended June 30, 2009, a decrease of 11.7% from $514,000 for the same period in 2008. Earnings per share were $.21 and $0.23 for the three months ended June 30, 2009 and 2008, respectively.

Net interest income for the quarter ended June 30, 2009 was $3,016,000, an increase of 9.2% from $2,763,000 for the same period in 2008. Net interest income was impacted by growth in securities and deposits, a decrease in the yield on earning assets and a decrease in the cost of funds. Noninterest income for the quarter ended June 30, 2009 increased to $753,000 or 45.6%, from $517,000 for the same period in 2008. The increase was due to gains on sale of securities of $156,000 and $122,000 of income generated from mortgage banking activities. Noninterest expense for the quarter ended June 30, 2009 was $2,945,000, an increase of 16.7% from $2,524,000 for the same period in 2008. The increase in noninterest expense was due primarily to an increase in the FDIC deposit insurance premium and an increase in salaries and employee benefits. The FDIC deposit insurance premium expense for the quarter ended June 30, 2009 was $279,000, including the accrual for a special one-time assessment levied on all FDIC insured financial institutions of $162,000 to be collected on September 30, 2009.

Total assets increased to $351.2 million as of June 30, 2009, from $338.1 million at December 31, 2008. Securities available for sale totaled $131.3 million as of June 30, 2009, compared to $127.2 million at December 31, 2008. Loans, net of allowance for loan losses decreased to $178.1 million as of June 30, 2009, compared to $179.8 million at December 31, 2008.

Deposits increased to $278.8 million as of June 30, 2009, compared to $263.6 million at December 31, 2008. The growth in deposits has occurred primarily in the Bank`s premium money market deposit account products. Shareholders` equity increased to $37.9 million at June 30, 2009, from $36.9 million at the end of 2008. Accumulated other comprehensive income increased to $1.7 million as of June 30, 2009, compared to $1.5 million as of December 31, 2008. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities.

The allowance for loan losses increased from $1,718,000 as of December 31, 2008 to $1,992,000 at June 30, 2009, or from 0.95% of total loans at year-end 2008 to 1.11% at June 30, 2009. The provision for loan losses for the quarter ended June 30, 2009 was $228,000, compared to $71,000 for the same period in 2008. The ratio of non-performing loans to total loans was 1.87% ($3.4 million) for June 30, 2009 compared to 1.12% ($2.0 million) for December 31, 2008. Non-performing loans consist of loans that have been placed on non-accrual status and loans past due over 90 days and still accruing interest. The increase in non-performing loans is primarily related to $1,230,000 of loans to one borrower, secured by commercial real estate located in Stark County. Management allocated $71,000 of the June 30, 2009 allowance for loan losses for this new non-performing loan. Loans past due greater than 30 days, and still accruing increased from $2.1 million as of December 31, 2008 to $2.2 million as of June 30, 2009. Total classified loans increased from $7,168,000 at December 31, 2008 to $8,442,000 at June 30, 2009. Management believes the allowance for loan losses is adequate as of June 30, 2009.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Fairlawn, Orrville, Massillon, Wooster, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2008. The Company assumes no obligation to update any forward-looking statement.